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OMV Investor News

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December 5, 2006
1.50pm (UK time) – 2.50am (CET)

SUPPL

Werner Auli appointed as new member of the OMV Executive Board – responsible for the gas segment – effective as of 1 January 2007

- **Reflects growing importance of OMV's gas business**
- **Auli will take over gas segment from CEO Ruttenstorfer**
- **Remaining responsibilities in the Management Board remain unchanged**

The OMV Supervisory Board has today appointed Werner Auli to the Executive Board of OMV, Central Europe's leading oil and gas group. As member of the Executive Board, Auli – head of OMV Gas International GmbH, a wholly owned subsidiary of OMV Aktiengesellschaft – will be in charge of the company's gas division, effective as of 1 January 2007. Werner Auli is taking over these business agendas from Wolfgang Ruttenstorfer, who will be putting additional focus on the strategic governing of the Group. Rainer Wieltsch, Chairman of the Supervisory Board: "I am delighted to be able to welcome Werner Auli as new member of the Executive Board. He is an outstanding strategist and prudent planner of OMV's growth strategy in the gas business. This segment is being established as third main pillar of our company. I appreciate Auli as an extremely competent manager and I am certain that he will complement the well balanced team of OMV's Executive Board perfectly. The fact that Mr. Auli was appointed as internal candidate shows very clearly that OMV has developed a sound management potential within the company".

Werner Auli: "I am very happy that in future I will be able to apply the experience I acquired in OMV's gas business within the framework of the Executive Board. In past years the gas business was developed into an important pillar of the OMV Group and is a significant constitutive factor in Central Europe. I consider it my special challenge in my new capacity, to further promote the internationalisation, in order to contribute substantially to OMV's profitable growth path." The optimisation of supply security with projects such as the Nabucco Pipeline and the LNG Terminal in Croatia and the infrastructure expansion in Austria are further areas that will be given special attention, Auli added.

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Strong growth potential in the gas business

As one of the determining natural gas suppliers in Central and Eastern Europe, OMV intends to expand its gas segment by 2010. Here the Group will continue to build on internationalisation. OMV intends to expand its gas marketing volumes from the present approx. 14 bcm to 20 bcm per year. The Group plans to produce more than a third of the gas volume it sells. The corresponding strategy is based on the segment of wholesale and trading with its 50% subsidiary EconGas (founded at the end of 2002) and Petrom's gas business in Romania; logistics and storage business; and a close cooperation with OMV's own gas production.

In order to be able to organise this process efficiently, at the beginning of 2006 OMV strengthened its gas business with a new holding structure, with OMV Gas International GmbH acting as the holding company. OMV is using its extensive liberalisation-know-how – Austria has the most liberalised gas market in continental Europe – as a competitive advantage in its expansion strategy into target countries in Central and Eastern Europe that remain to be liberalised.

Years of experience in the gas business

Dr. techn. Dipl. Ing. Werner Auli was born 1960, is married and has two children. Auli graduated from the Technical University in Vienna and started his career 1987 in OMV's department for company development and strategic control. In 1990 he became assistant to the Management Board for the areas of chemicals and materials. 1991 he became assistant of the Management Board for the areas finances, controlling and chemicals. From 1993 to 2000 Werner Auli was managing director of AUSTRIA Mineralöl Gmbh, responsible for finances and accounting, controlling, marketing, IT and manpower. In 2000 he took over the management of the OMV Cogeneration GmbH and from 2001 to 2003 additionally was responsible for the management of OMV Erdgas GmbH with the areas supply, marketing and distribution. From 2002 to 2004 Werner Auli was managing director of EconGas, a 50% subsidiary of OMV, where he was responsible for finances, supply & trading, marketing and foreign distribution. 2004 he returned to the OMV Group, where he was CEO and speaker of the Management Board of OMV Gas GmbH. On 1 January 2006 he became head of OMV Gas International GmbH.

Background information:

OMV Executive Board Members

The business agenda of the other OMV Executive Board Members remains unchanged: As CEO, Wolfgang Ruttenstorfer is the head of the entire OMV Group, Gerhard Roiss, OMV's Deputy CEO, continues to govern Refining and Marketing including Petrochemicals. Helmut Langanger remains responsible for Exploration and Production and David C. Davies remains in charge of Finances.

OMV Gas International

OMV Gas International – a wholly owned subsidiary of OMV Aktiengesellschaft – with the two business fields wholesale/trading (with the subsidiaries OMV Gas, EconGas and Petrom's gas activities) and logistics/storage (with the subsidiaries OMV Gas, Central European Gashub, Nabucco Gas Pipeline International, Adria LNG) is one of the leading gas trading and logistics companies in Europe. In 2005, OMV Gas International and EconGas sold 8.9 bcm in the business field of wholesale/trading, Petrom Gas sold 5.3 bcm. The sold transportation capacities in transit lines in Austria amounted to approximately 44.5 bcm/year of natural gas. In addition to supplying gas for Austria, these lines carry gas to Germany, Italy, France, Slovenia, Croatia and Hungary. OMV is therefore an important component of Europe's natural gas network, and therefore a central natural gas hub for Europe. With an exchanged volume of approximately 2.5 bcm in the first half year 2006, the Central European Gashub developed into one of the most important gas platforms in Europe.

OMV Aktiengesellschaft

With Group sales of EUR 15.6 billion and a workforce of 49,919 employees in 2005, as well as market capitalization of approx. EUR 12.5 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has already achieved its goal for 2010 to increase its market share to 20%. In Exploration and Production (E&P) OMV is active in 19 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 45 bcm of natural gas annually to countries such as Germany and Italy. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in the Romanian Petrom, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of approx. 1.4 billion boe, daily production of around 320,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,520 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approx. 20%.

OMV further strengthened its leading position in the European growth belt through the acquisition of 34% of Petrol Ofisi, Turkey´s leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

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